

Mail Stop 3561

June 23, 2016

Patrick C. Lynch
Senior Vice President and Chief Financial Officer
Interface, Inc.
2859 Paces Ferry Road
Suite 2000
Atlanta, Georgia 30339

  **Re:** **Interface, Inc.**
    **Form 10-K for the Fiscal Year Ended January 3, 2016**
    **Filed March 2, 2016**
    **File No. 001-33994**

Dear Mr. Lynch:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 3, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Analysis of Results of Operations, page 21

1. You present amounts on a constant currency basis here and elsewhere in the filing. Please describe the process for calculating constant foreign currency exchange impacts and identify it as a non-GAAP measure.  See Question 104.6 of Compliance & Disclosure Interpretations (C&DI´s) regarding non-GAAP Financial Measures.

Liquidity and Capital Resources

Syndicated Credit Facility, page 26

2. You indicate under this heading the maturity date of your Syndicated Credit Facility and the ramifications of failure to replace such debt as it matures. You disclose elsewhere in the filing that the Facility has variable interest rates that expose the company to the risk that short-term interest rates may increase. Given the Facility comprises the substantial majority of your debt structure, please correlate your discussion of the refinancing and interest risk in liquidity and capital resources.

Notes to Consolidated Financial Statement

Inventories, page 44

3. We note your inventory balance has increased by approximately $19 million from fiscal year 2014 and sales have remained flat. We also note that a majority of your sales in the US and Asia-Pacific are made to order. In this regard, please explain to us and disclose in future filings the reasons or the underlying factors behind the increase in your inventory. Additionally, please consider a discussion of the period-to-period change in the number of days of sales in period-end inventory as it may be beneficial to a user of your financial statements.

Employee Benefit Plans

Foreign Defined Benefit Plans, page 59

4. Please advise why the expected return on plan assets decreased by a greater proportion than the decrease in the weighted average expected return assumption for fiscal year 2015. Please provide a similar explanation for the decrease in interest cost relative to the decrease in the discount rate and tell us the reason for the increase in service cost for fiscal year 2015. In your response, please differentiate fluctuations due to foreign exchange effects from changes in the assumption(s).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Blume, Staff Accountant at (202) 551-7128 or me at (202) 551-3849 with any questions.

Sincerely,

/s/ Jim Allegretto

Jim Allegretto
Senior Assistant Chief Accountant
Office of Consumer Products